UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Q1 Trading Update and Management Call dated 1 April 2025

1 April 2025

Notice of Q1 Trading Update and Management Call

Rentokil Initial plc (the 'Company') confirms it will release its scheduled Q1 Trading Update for the three months ended 31 March 2025 on 17 April 2025.

A live call for investors and analysts will be hosted by Chief Executive, Andy Ransom, and Chief Financial Officer, Paul Edgecliffe-Johnson at 09:00 BST on 17 April. A replay of the call will be made available on the Company's website following the event.

To join via teleconference, please register in advance using the link below:
https://registrations.events/direct/Q4I3868179

Alternatively, the live audio webcast can be accessed at:
https://events.q4inc.com/attendee/543985772

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, 07795 166506

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 April 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary